ELDORADO GOLD CORPORATION

SUBSIDIARIES & AFFILIATES

CODE OF BUSINESS CONDUCT AND ETHICS

Eldorado Gold Corporation (the “Company”) and its subsidiaries and affiliates are committed to the highest standards of legal and ethical business conduct.  This Code of Business Conduct and Ethics (the “Code”) summarizes the legal, ethical and regulatory standards that we follow and is a reminder to our directors, officers and employees (“Representatives”), of the seriousness of that commitment.  Compliance with this Code and high standards of business conduct is mandatory for every Company Representative.

INTRODUCTION

Our business is becoming increasingly complex, both in terms of the countries in which we function and the laws and regulations under which we are governed.  A code of ethics cannot replace corporate ethics or applicable laws; nonetheless, to assist you in understanding what is expected of you in carrying out your day-to-day responsibilities, we have created this Code.

This Code is not intended to be a comprehensive guide to all of our policies or to all your responsibilities under any applicable laws or regulations.  This Code is subject to all applicable laws and regulations in the jurisdictions to which the Company and Representatives are subject.  The Company and Representatives are responsible to comply with all such laws and regulations.

This Code provides general parameters to help you resolve the ethical and legal issues you may encounter in conducting our business.  If you have any questions about anything in the Code or appropriate actions in light of the Code, please contact our Corporate Secretary or the Chair of our Audit Committee who will act as liaisons to assist you in understanding and complying with the Code.

We also mandate certain terms of reference (the “Terms of Reference”) both for our Board of Directors, as a whole, and for individual directors (the “Directors”).  It is the individual responsibility of each Director to familiarize himself or herself with and act in accordance with those Terms of Reference as well as to the Code.  These Terms of Reference are provided on the Company’s website (www.eldoradogold.com).

We expect each of you to read and become familiar with the ethical standards described in this Code and to affirm your agreement to adhere to these standards by signing the Compliance Certificate that appears at the end of this Code.  Violations of the law, our corporate policies on ethical behavior, or this Code may lead to disciplinary action, including, but not limited to, your dismissal.

I.

Ethical Conduct By All of Our Directors, Officers and Employees

Our Mission Statement

“Our commitment is to enhance shareholder value through the discovery, acquisition and development of gold reserves, and the operation of profitable mines.  We are committed to being environmentally and socially responsible within the communities in which we operate.  Furthermore, we are committed to the creation of a safe work environment that allows our employees to maximize their potential within their chosen careers.”

In order to bring value to our Mission statement we place the highest value on the honesty and integrity of our Representatives and we expect that this level of honesty and integrity will be demonstrated at all levels and in all aspects of our business.  We insist not only on ethical dealings with others, but on the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

Fair Dealing

Representatives are required to deal honestly and fairly with securityholders, employees, our customers, suppliers, competitors and other third parties (“Stakeholders”).

Conducting our business in an effective and ethical manner is one of our most important goals.  In order to reach this goal and maintain our integrity, we:

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prohibit bribes, kickbacks or any other form of improper payment, direct or indirect, to any representative of any government, labor union, customer or supplier in order to obtain a contract, some other commercial benefit or government action;

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prohibit our Representatives and affiliates from accepting any bribe, kickback or improper payment directly or indirectly from anyone;

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prohibit inappropriate gifts or favors, to be determined by a reasonable test, to or from government representatives, labor unions or our customers or suppliers;

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limit marketing and client entertainment expenditures to those that are necessary, prudent, job-related and consistent with our policies;

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require clear and precise communication in our contracts, our marketing, our literature, disclosure documents and our other public statements and seek to eliminate misstatement of fact or misleading impressions;

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reflect accurately and fully when reporting on all financial information; and

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prohibit our representatives from otherwise taking unfair advantage of third parties, through manipulation, concealment, abuse of privileged information or any other unfair-dealing practice.

Conflicts of Interest; Corporate Opportunities

Our Representatives should not be involved in any activity that creates or gives the appearance of a conflict of interest between their personal interests and our interests.  In particular, without full disclosure to and the permission of our Board of Directors, no Representative shall:

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be a consultant to, or a director, officer or employee of, or otherwise operate an outside business that:

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markets products or services in competition with our current or potential products and services;

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supplies products or services to us; or

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purchases products or services from us;

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acquire any direct or indirect financial interest, including significant stock ownership or any material interest in any entity with which we do business that might create or give the appearance of a conflict of interest;

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acquire a direct or indirect material interest in any transactions or agreement that we are a party to;

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seek or accept any personal loan or services from any entity with which we do business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms in the ordinary course of their respective business;

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be a consultant to, or a director, officer or employee of, or otherwise operate an outside business if the demands of the outside business would materially interfere with the Director’s, officer’s or employee’s responsibilities to us;

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accept any personal loan or guarantee of obligations from the Company, except to the extent such arrangements are legally permissible; or

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conduct business on behalf of us with immediate family members, which include spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives.

Representatives must notify the Chair of our Audit Committee and our Corporate Secretary of the existence of any actual or potential conflict of interest.

Confidentiality and Corporate Assets

Our Representatives may be entrusted with confidential information relating to us and our business partners.  This information may include (1) technical or scientific information or reports, (2) business or marketing plans or projections, (3) earnings and other internal financial data, (4) personnel information, (5) other non-public information that, if disclosed, might be of use to our competitors, or harmful to our business partners.  This information is our property, or the property of our business partners, and in many cases was developed at great expense.  Our Representatives shall:

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not discuss confidential information with or in the presence of any unauthorized persons, including family members and friends;

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use confidential information only for our legitimate business purposes and not for personal gain;

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not disclose confidential information to third parties unless such disclosure is necessary in the ordinary course of business and, in the case of confidential information relating to our business partners, we are authorized to disclose such information.

Our Representatives shall protect all our corporate assets and opportunities and use them properly and efficiently and shall not engage in the theft, careless use or waste of our corporate assets or opportunities.  Our corporate assets and opportunities shall only be used for legitimate business purposes.

II.

We Provide Full, Fair, Accurate, Timely and Understandable Disclosure

We are committed to providing our shareholders and investors with full, fair, accurate, timely and understandable disclosure in the reports that we file with the regulatory authorities in all jurisdictions in which we report.  To this end, our Representatives shall:

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not make false or misleading entries in our books and records for any reason;

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not condone any undisclosed or unrecorded bank accounts or assets established for any purpose;

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comply with Canadian generally accepted accounting principles at all times until January 1, 2011, and after such date, comply with international financial reporting standards;

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comply with United States generally accepted accounting principles where applicable;

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notify our President & Chief Executive Officer or Chief Financial Officer if they become aware of a material unreported transaction;

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not communicate to the public any nonpublic information ,i.e., information that has not been generally disclosed in accordance with our disclosure policies;

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prohibit the establishment of any undisclosed  or unrecorded funds or assets; and where applicable;

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maintain a system of internal accounting controls that will provide reasonable assurances to management and the Board of Directors that all transactions are properly recorded;

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maintain books and records that accurately and fairly reflect our transactions;

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maintain a system of internal controls that will provide reasonable assurances to our management and the Board of Directors that material information about us is made known to management, particularly during the periods in which our periodic reports are being prepared; and

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present information in a clear and orderly manner and avoid the use of unnecessary legal and financial language in our public disclosure.

III.

We Comply With all Laws, Rules and Regulations

We will comply with all laws and governmental regulations that are applicable to our activities, and expect all our Representatives to obey such laws and regulations.  Specifically, we are committed to:

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maintaining a safe and healthy work environment;

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promoting a workplace that is free from discrimination or harassment based on race, color, religion, sex, age, national origin, disability, sexual orientation or other factors that are unrelated to our business interests;

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supporting fair competition and laws prohibiting restraints of trade and other unfair trade practices;

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conducting our activities in full compliance within international standards of environmental practices;

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keeping the personal political activities of our Representatives separate from our business;

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prohibiting any illegal payments, gifts, or gratuities to any government officials or political party;

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prohibiting the unauthorized use, reproduction, or distribution of any third party’s trade secrets, copyrighted information or confidential information;

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complying with all applicable Canadian provincial and federal securities laws; and

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complying with all applicable laws and regulations in the jurisdictions to which the Company and Representatives are subject.

Our Representatives are prohibited from trading our securities while in possession of material, nonpublic (“inside”) information about us and prohibited from trading our securities during “black-out” periods as determined by the Company.  Our Representatives are also prohibited from communicating inside information to others except as permitted under applicable securities law.  Our Insider Trading Policy describes the nature of inside information and the related restrictions on trading.  A copy of such policy can be obtained by contacting our Corporate Secretary.

REPORTING AND EFFECT OF VIOLATIONS

Compliance with the Code is, first and foremost, the individual responsibility of each and every Representative. We attempt to foster a work environment in which ethical issues and concerns may be raised and discussed with supervisors or others without the fear of retribution.  It is the Company’s responsibility to provide a system of reporting and access when you wish to report a suspected violation or to seek counseling, and the normal chain of command cannot, for whatever reason, be used.

Administration

Our Board of Directors has established the standards of business conduct contained in this Code and oversees compliance with this Code.  The standards and provisions contained in this Code, including the provisions relating to the reporting of suspected violations, are subject to all applicable laws and regulations under which we and our Representatives are governed or may seek remedy.  To the extent that this Code is in conflict with any applicable law, the law shall govern.

Our Board of Directors has appointed the Chair of our Audit Committee and our Corporate Secretary to serve as liaisons to monitor and enforce compliance with this Code.  While serving in this capacity, the Chair of our Audit Committee and our Corporate Secretary will report directly to the Board of Directors.

A copy of the Code will be provided to existing Representatives and included in the orientation materials of new Representatives. To promote familiarity with the Code, our Representatives will be required to read the Code and sign a Compliance Certificate annually.

Reporting Violations and Questions

The Company has established an internal reporting system to provide access and protection to Representatives that report a suspected violation.  This internal reporting system is also approved by our Audit Committee for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or audit matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.  The internal reporting system, provisions, and protections are as follows:

Representatives are to report in confidence any known or suspected violations of laws, governmental regulations, accounting matters, audit matters, or this Code to the Chair of our Audit Committee.  Should the suspected violation involve the Chair of our Audit Committee, Representatives are to contact any other member of our Audit Committee.  Additionally, Representatives may contact the Chair of our Audit Committee or our Corporate Secretary with a question or concern about this Code or a business practice.

Any questions or violation reports will be addressed immediately and seriously, and can be made anonymously.  The contact details where Representatives can address suspected violations and guidelines for reporting are listed in the attachment to the Code.

We will not allow any retaliation against a Director, officer, employee, or other Representative who acts in good faith in reporting any violation.

The Chair of our Audit Committee or our Corporate Secretary will investigate any reported violations and will determine an appropriate response, including corrective action and preventative measures when required.  All reports will be treated confidentially to every extent possible.

Consequences of a Violation

Our Representatives that violate any laws, governmental regulations or this Code will face appropriate, case specific disciplinary action, which may include, but not be limited to, demotion or immediate discharge.

Waivers

The provisions of this Code may be waived for directors or executive officers, which shall include our senior financial officers, only by resolution of the Board of Directors.  The Chair of our Audit Committee may waive the provisions of this Code for our employees who are not directors or executive officers, after consultation with our President & Chief Executive Officer.  However, there shall be no waivers as to any Representative’s rights or remedies under any applicable laws relating to the reporting of any suspected violation.  Any waiver of, or amendment to, this Code granted to a Director or executive officer will be publicly disclosed.  Any waiver of the provisions of this Code granted to a Director or executive officer by the Board of Directors shall be disclosed to the shareholders of the Company within four business days of such waiver.   Any material departure from the code by a Director or executive officer which constitutes a material change will be disclosed in a press release and a material change report to the extent required under National Instrument 51-102.

THE FOREGOING IS A POLICY STATEMENT ONLY AND DOES NOT CREATE A CONTRACTUAL RIGHT, COMMITMENT OR OBLIGATION ON BEHALF OF OR ENFORCEABLE AGAINST US OR ANY THIRD PARTY.

Approved by the Board of Directors

Eldorado Gold Corporation

 March 16, 2011

Names and Addresses

Reporting Contacts:
VP Administration and Corporate Secretary:	The Chair of our Audit Committee:
Name: Dawn Moss Address: 1188 – 550 Burrard Street Vancouver, B.C. V6C 2B5 Phone: 604-601-6655 E-mail: dawnm@eldoradogold.com	Name: Robert Gilmore Address: 735 Leyden Street Denver, Colorado 80220 USA Phone: 303-601-7344 E-mail: gilmores735@gmail.com

Reporting Agency:

Effective March 16, 2011

ethicspoint.com

www.ethicspoint.com

ELDORADO GOLD CORPORATION

AND ITS SUBSIDIARIES AND AFFILIATES

CODE OF BUSINESS CONDUCT AND ETHICS

COMPLIANCE CERTIFICATE

I have read and understand the Code of Business Conduct and Ethics (the “Code”).  I will adhere in all respects to the ethical standards described in the Code.  I further confirm my understanding that any violation of the Code will subject me to appropriate disciplinary action, which may include, but not be limited to, my demotion or discharge.

I certify to Eldorado Gold Corporation that I am not in violation of the Code, unless I have noted such violation in a signed Statement of Exceptions attached to this Compliance Certificate.

Date:	Name: Title/Position:

Check one of the following:

☐

A Statement of Exceptions is attached.

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No Statement of Exceptions is attached.